UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    313549107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           2,977,800

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           2,977,800

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,977,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.84%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           2,977,800

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           2,977,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,977,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.84%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D
CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           2,977,800

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           2,977,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,977,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.84%

14       TYPE OF REPORTING PERSON*
                  IN
                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U. S. Securities and Exchange Commission on March 28, 2000 by High River Limited Partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), and Carl C. Icahn, a citizen of the United States of America, relating to the common shares, no par value (the "Shares"), of Federal-Mogul Corporation, a Michigan corporation (the "Issuer"), amended on June 13, 2000 is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         The persons filing this statement are High River, Riverdale, Barberry Corp., a Delaware corporation ("Barberry"), and Carl C. Icahn (collectively, the "Registrants"). The principal business address of: (i) High River, Riverdale and Barberry is c/o Starfire Holding Corporation,
100 South Bedford Road, Mt. Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th floor, New York, New York 10153.

         As of October 23, 2000, Barberry replaced Riverdale as the general partner of High River. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate. Barberry is primarily engaged in the business of investing in securities and, effective as of October 23, 2000, acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

         Each such person is a citizen of the United States of America. To the best of Registrants' knowledge, except as set forth in this section, none of the managers or executive officers of the Registrants own any shares of the Issuer.

         Carl C. Icahn is the sole stockholder and sole director of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

         None of High River, Riverdale, Barberry, Mr. Icahn, nor any manager or executive officer of any of the Registrants, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 4.  Purpose of Transaction

         Registrants have determined, in light of Issuer's filing under Chapter 11, to reduce their position in the common stock of Issuer.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of the business day on October 17, 2001, Registrants may be deemed to beneficially own, in the aggregate, 2,977,800 Shares, representing approximately 3.84% of the Issuer's outstanding Shares (based upon the 77,492,124 Shares stated to be outstanding as of July 31, 2001 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on August 1, 2001).

         (b) High River has sole voting power and sole dispositive power with regard to 2,977,800 Shares. Barberry has shared voting power and shared dispositive power with regard to 2,977,800 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 2,977,800 Shares.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                No. of Shares
         Name                     Date               Price Sold      Per Share
         ----                     ----               ----------      ---------
         High River             10/17/01             48,400          $0.65

         High River             10/16/01             130,100         $0.65

         High River             10/15/01             75,200          $0.6501

         High River             10/12/01             275,000         $0.65

         High River             10/11/01             200,000         $0.65

         High River             10/10/01             450,300         $0.6440

         High River             10/09/01             112,500         $0.6511

         High River             10/08/01             128,500         $0.7405

         High River             10/05/01             211,600         $0.7554

         High River             10/04/01             343,800         $0.9037

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2001


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By: /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory


BARBERRY CORP.


By: /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


RIVERDALE LLC


By: /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title:  Member


/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D with respect to Federal-Mogul
 Corporation]

                                    JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Federal-Mogul Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of October, 2001.


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By: /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory


BARBERRY CORP.


By: /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


            [Joint Filing Agreement for Schedule 13D with respect to
                           Federal-Mogul Corporation]